Exhibit 21.1  List of Subsidiaries

Subsidiaries of the Company

Percentage
Name of Subsidiary	Country of	of Ownership
	Incorporation	(if less than 100%)

Taitron Components Mexico, S.A. de C.V.	Mexico	60%
Taitron Components Taiwan Branch (U.S.A.)	Taiwan
Taitron Components Incorporated e Representações do Brasil LTDA	Brazil
Taitron (Yangzhou) Electronic Trade Co. Ltd. Shanghai Branch	China
Taitron (Yangzhou) Electronic Trade Co. Ltd.	China
Taitron (Yangzhou) Electronic Co. Ltd.	China